UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2005

Terranova S.A.
(Exact name of registrant as specified in its charter)

Terranova S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- _____

Item 1. News release issued by Terranova and Masisa on May 16, 2005:

NEWS RELEASE

For further information contact:
Paul White	Melanie Carpenter/ Peter Majeski
Investor Relations	i-advize Corporate Communications, Inc.
(56 2) 707-8707	(212) 406-3690/1
paul.white@masisa.com	masisa@i-advize.com
www.masisa.com

TERRANOVA AND MASISA COMPLETE MERGER

  The merged company will be named Masisa S.A. and will constitute one of the largest forestry groups in Latin America, with assets of approximately US$1.8 billion in Latin America and the United States.

Santiago, Chile, May 16, 2005 --. TERRANOVA S.A. (“Terranova”) AND MASISA S.A. (“Masisa”) (NYSE: MYS), announced the expiration of the withdrawal rights period and successful completion of the merger by incorporation of Masisa into Terranova. The completion of the merger was subject to certain conditions with respect to the exercise of withdrawal rights established at the respective Extraordinary Shareholders’ Meetings of Masisa and Terranova, which were called to approve the merger, and such conditions were successfully met. Dissenting shareholders exercised withdrawal rights in amounts equal to approximately US$3.2 million and US$1.4 million for Terranova and Masisa, respectively. Upon completion of administrative and regulatory filings, which Terranova believes will take between 30 and 60 days, Terranova will issue shares and ADSs in exchange for Masisa shares and ADSs.

In addition, Terranova’s Board of Directors has agreed to hold an Extraordinary Shareholders’ Meeting of the merged company on June 6, 2005 in order to: i) explain the merger process, ii) elect a new Board of Directors of the merged company, and iii) determine the compensation of the Board of Directors.

Julio Moura, Chairman of the Board of Directors, expressed his satisfaction and stated “the merger will generate synergies and will clearly strengthen our brand name and regional marketability. We will constitute one of the largest forestry groups in Latin America, strengthening our strategic position and generating greater growth opportunities, while delivering more value to our shareholders.”

Mr. Moura added that, “the new company will be called Masisa S.A, a decision approved by the shareholders of both Terranova and Masisa due to Masisa’s greater brand recognition in most of our markets”.

The merged company will be one of the largest forestry groups in Latin America, with assets of approximately US$1.8 billion in Latin America and the United States. It will have approximately 368 thousand hectares of forestry lands in Chile, Argentina, Venezuela and Brazil and have an annual production capacity of approximately 531 thousand cubic meters of sawn lumber and approximately 2.3 million cubic meters of wood boards. Furthermore, the merged company will have over 230 Placacentros in 12 countries in Latin America. In Mexico, the merged company will have an important presence in the sawn lumber market and in the United States it will have a strong presence in the value added wood products markets, such as doors and moldings.

Forward-Looking Information

This press release may contain forward-looking statements. Forward-looking statements are statements other than statements of historical facts or current condition, and include without limitation management’s current view and estimates of future circumstances, industry conditions and company performance. Some forward-looking statements may be identified by our use of the terms “ may”, “should”, “anticipates”, “believes”, “estimates”, “expects”, “plans”, “intends” and similar expressions. Statements regarding future market share, projected future competitive strength, the implementation of principal operating and financing strategies, the direction of future operations, and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause the actual results of Terranova, Masisa and/or the merged company and the planned actions of the merged company to differ materially from current expectations.

Item 2. The following is a free English translation of a report filed with the Chilean Superintendencia de Valores y Seguros on May 16, 2005:

Santiago, May 16, 2005

Mr.
Superintendent
Superintendencia de Valores y Seguros

Ref.:	IMPORTANT EVENT
Terranova S.A.
Listed Company
Chilean Securities Registration No. 825

To whom it may concern:

According to the provisions established by article 9 and by the second item of article 10 of Securities Market Law N°18,045 and by the General Rule N°30 of the Superintendencia de Valores y Seguros (Chilean securities regulatory authority), I inform, properly authorized, the following information as an Important Event regarding the merger (the “Merger”) by incorporation of Masisa S.A. (“Masisa”), company listed in the Chilean Securities Registry under the number 132, into Terranova S.A. (the “Company” or “Terranova”):

         1) That all terms for the Merger have been met, which were established by the extraordinary shareholders’ meetings of each Masisa and Terranova, on the past dates April 12th and April 13th, respectively, and that were reported on the same date by Important Event communications to this Superintendencia, the stock exchanges and to the general public. The amount that the merged companies must pay, as outcome of the withdrawal rights exercised by each of their respective dissenting shareholders of the Merger was, for reference purposes in U.S. Dollars, US$1,378,448.25 in Masisa’s case and US$3,190,455.92 in Terranova´s case, being these amounts inferior to those established by the terms referred to above.

         2) That the Company’s Board of Directors, during the extraordinary meeting held today, May 16th, 2005, agreed not to exercise the right given by article 71 of the Chilean Corporations Law to summon a new meeting that reconsiders or ratifies the Merger.

         3) That during the board meeting mentioned above, it was agreed to summon and post a date for an extraordinary meeting for the shareholders of the Company, already merged, to be held on June 6th, 2005, at 9:00 am in Alcántara N°200, first floor, Las Condes, Santiago, to: i)Explain the Merger process; ii)Renew the Board of Directors, and iii) Determine the directors’compensation. It is stated that the meeting’s objective is for all of the shareholders of the merged company, including Masisa’s shareholders, to elect the Board of Directors that will lead the merged company.

         4) That the minutes of the shareholder’s meetings of each Masisa and Terranova referred to above, will be reduced to public deed in a public notary in Santiago on May 31st, 2005. Once the registration formalities are met in the appropriate Commerce Registries and the publication in the Diario Oficial of the extracts of such public deeds are done, the legal effects of the Merger will take effect back to the date mentioned above. Not withstanding, the Merger will take effect and will come into force for financial and accounting purposes, as of January 1st, 2005, to the extent that the individual financial statements of each Terranova and Masisa that relate to December 31st, 2004 have been used.

         5) That as outcome of the Merger, the Company –which will change its name to Masisa S.A.– will absorb all of Masisa’s assets and shareholders and will succeed it in all its rights and obligations.

         6) That the Board of Directors, during the meeting mentioned before, agreed to pay the dissenting shareholders that exercised their withdrawal rights in the appropriate time, the price of their shares ($146.20 pesos per share), which will be paid, without any surcharge, on May 27, 2005 at the same place and under the same procedure disposed for the payment of dividends as informed during the ordinary shareholders’ meeting held on April 13th that just passed, not withstanding the notice that will timely be published to the effect in the Diario La Segunda, informing with respect to the payment of withdrawal rights.

Atentamente,

Patricio Reyes Urrutia
General Counsel
Terranova S.A.

c.c.	Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Corredores de Valparaiso

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2005

Terranova S.A.

By:	/S/ Patricio Reyes
Patricio Reyes General Counsel